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                               June 27, 2024

       Garett Miles
       President and Head of Securitization
       Volkswagen Auto Lease/Loan Underwritten Funding, LLC
       1950 Opportunity Way
       Suite 1500
       Reston, VA 20190

                                                        Re: Volkswagen Auto
Lease/Loan Underwritten Funding, LLC
                                                            Amendment No. 1 to
Registration Statement on Form SF-3
                                                            Filed on May 31,
2024
                                                            File No. 333-276654

       Dear Garett Miles:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 20, 2024 letter.

       Amendment No. 1 to Registration Statement on Form SF-3

       Form of Prospectus
       The Leases
       Review of Pool Assets, page 82

   1. We note your revisions on page 82 in response to prior comment 3 stating that VW Credit will perform a review
of any leases and leased vehicles to be added to the pool during a funding or revolving
period "to confirm that those leases and leased vehicles satisfy the criteria set forth
under 'The Leases-Representations, Warranties and Covenants-Eligibility
                                                        Criteria and Portfolio
Characteristics' in this prospectus." We also note the disclosure on page 115 stating, in
relevant part, that the expected characteristics of the subsequent assets will not vary
materially    from the characteristics of the initial pool. These
                                                        representations appear
to be inconsistent with the statement in the Risk Factor on page 20
 Garett Miles
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
June 27, 2024
Page 2
         (   [This prospectus provides information regarding the leases and
leased vehicles   ]   ) that
         the subsequent assets may be of a    different credit quality and
seasoning    than the initial
         pool. Please revise the prospectus, both here and elsewhere as appropriate, to reconcile this apparent discrepancy or to otherwise clarify the disclosure. Description of the Transaction Documents
The Accounts
[Pre-Funding Account], page 115

2. Similarly, the disclosure on page 115 of the form of prospectus that the "underwriting criteria for subsequent leases and leased vehicles are substantially the same" also appears to be inconsistent with the statement in the Risk Factor cited in comment 1 that the initial leases and leased vehicles "may have been originated using credit criteria different from the criteria applied to the [initial pool]." Please revise the form of prospectus, both here and elsewhere as appropriate, to reconcile these statements. If different credit criteria will be used, please revise the prospectus to describe such criteria. Refer to Item 1111(g)(7) of
         Regulation AB.
Part II - Information Not Required in Prospectus
Item 14(a) Exhibits, page II-4

3. We note your revisions in the section titled "Asset Representations Review-Asset Review
         Voting" on page 108 of the form of prospectus in response to prior comment 10. Please also revise Section 7.5 of the Form of Indenture filed as Exhibit 4.1 and elsewhere, as appropriate, for consistency.
4. We are unable to locate relevant provisions in the form of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account. Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in the form of prospectus.
       Please contact Komul Chaudhry at 202-551-4746 or Kayla Roberts at 202-551-3490 with any other questions.



FirstName LastNameGarett Miles                     Sincerely,
Comapany NameVolkswagen Auto Lease/Loan Underwritten Funding, LLC
                                                   Division of Corporation
Finance
June 27, 2024 Page 2                               Office of Structured Finance
FirstName LastName